June 9, 2025

Shun-Chih Chuang
Chief Financial Officer
Nocera, Inc.
2030 Powers Ferry Road SE
Suite No. 212
Atlanta, GA 30339

       Re: Nocera, Inc.
           Form 10-K/A for Fiscal Year Ended December 31, 2024
           Response dated June 4, 2025
           File No. 001-41434
Dear Shun-Chih Chuang:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K/A filed June 4, 2025
Report of Independent Registered Public Accounting Firm, page F-2

1. The opinion date does not appear to cover the subsequent revisions to your financial statement disclosures. Please revise pursuant to paragraph 18e of PCAOB Auditing
       Standard 3101 and Auditing Standard 3110.
Note 8. Prepaid Expenses and Other Assets, Net, page F-35

2. It appears that the receivable from SY Media is required to be eliminated from your
       December 31, 2024 and March 31, 2025 consolidated financial statements. Based on your disclosures on pages F-11 and F-49, it appears that SY Media is a consolidated entity.
Note 25. Segment Reporting, page F-49

3. Please revise to reconcile the total of the aggregate reportable segments' measures of profit or loss to your consolidated income before income taxes, in accordance with
 June 9, 2025
Page 2

       ASC 280-10-50-30(b). Please also ensure the total of the reportable segments'
       revenues are consistent with your consolidated revenues, as noted that total revenues for FY2024 presented as part of segment disclosures do not agree with what is presented on the income statement for the same period. Note also that the segment disclosures are also required in your interim financial statements including your
       March 31, 2025 Form 10-Q, See ASC 280-10-50-32.
4. Please disclose the amount of revenue from any single customer that exceeded 10% of consolidated revenue in 2024 and/or 2023. See ASC 280-10-50-42.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tayyaba Shafique at 202-551-2110 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services